Exhibit 16.1

KPMG LLP
Suite 2600
400 West Market Street
Louisville, KY 40202

March 26, 2018

Securities and Exchange Commission
Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for Stock Yards Bancorp, Inc. and, under the date of March 13, 2018, we reported on the consolidated financial statements of Stock Yards Bancorp, Inc. as of and for the years ended December 31, 2017 and 2016 and the effectiveness of internal control over financial reporting as of December 31, 2017. On March 20, 2018, we declined to stand for reelection. We have read Stock Yards Bancorp, Inc.'s statements included under Item 4.01 of its Form 8-K dated March 20, 2018, and we agree with such statements.

Very truly yours,

KPMG LLP

KPMG LLP is a Delaware limited liability partnership and the U.S. member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative ("KPMG International"), a Swiss entity.